

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Bernard J. Cassidy, Esq.
General Counsel
Juno Therapeutics, Inc.
307 Westlake Avenue North, Suite 300
Seattle, Washington 98109

> **Re:** **Juno Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-200293**

Dear Mr. Cassidy:

We have reviewed your response letter dated October 27, 2014, amendment no. 2 to your draft registration statement and your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1. We note that you have added disclosure indicating that there was a patient death in the clinical trials for JCAR014 that was related directly or indirectly to sCRS. We also note your amended disclosure that you plan to continue enrolling patients in the ongoing Phase I/II trial but do not plan to advance JCAR014 into registration trials. In consideration of the required protocol changes to clinical trials for JCAR015 to address the clinical hold placed on these trials by the FDA due to patient deaths from sCRS, please disclose how the patient death relating to sCRS in the Phase I/II trials of JCAR014 impacts your continued clinical development of this product candidate.

Use of Proceeds, page 63

2. The second bullet point in this section states that you plan to advance JCAR017 through a Phase I clinical trial and into a potential registration trail in r/r NHL. Please expand your disclosure to provide an estimate as to how far in the potential registration trial process you expect the allocated proceeds will enable you to reach.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Success Payments, page 74

3. To give context for the sensitivity analysis it appears necessary to disclose the amount of the estimated valuation and associated liability at the midpoint of the price range set forth on the cover of the prospectus. Please revise or advise.

Success Payments, page F-31

4. With regard to your response to comment 36, ASC 505-50-25-4 states that ASC 505-50 does not address the periods or the manner in which an entity granting the equity instrument shall recognize the fair value of the equity instruments that will be issued. Please tell us what authoritative literature you relied upon in your accounting. In your response tell us:

   - The measurement date you determined and why you believe that to be the date,
   - The performance commitment date you determined and why you believe that to be the date,
   - Why October 16, 2013 was not the performance commitment date, if true, and why you wouldn't account for the instrument as a financial instrument in accordance with ASC 815-40 after that date,
   - Why it is not appropriate to recognize the entire fair value of the share-based payment at each balance sheet date with an asset recognized for the difference between the liability and the expense amount,
   - Why it is not appropriate to recognize an expense at each balance sheet date equal to the full amount of the fair value of the share-based payment determined.

5. With regard to your response to comment 37 tell us the amount of expense estimated to be recognized at the midpoint of the price range in the quarter in which a successful initial public offering occurs.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Michael Nordtvedt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.